

Mail Stop 4631

December 14, 2009

Via U.S. mail and facsimile @ (614) 255-3363

R. H. Dillon
President and Chief Executive Officer
Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite 200
Columbus, OHIO 43215

> **RE: Diamond Hill Investment Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Definitive Proxy Statement on Schedule 14A filed on April 9, 2009**
> **File No. 000-24498**

Dear Mr. Dillon:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 3

Contractual Relationships with Diamond Hill Funds, page 7

1. Given the significance that the contractual relationships with the Funds have on your business, please expand your disclosure to describe in greater detail the

material terms of these contractual arrangements. We note that in your "A significant portion of the Company's revenues are based on contracts with the Diamond Hill Funds..." risk factor disclosure on page 9 you disclose only the short term upon which these investment advisory contracts may be terminated. Further, please confirm to us that all material terms of your agreements with the Funds are included in the form of agreement filed as exhibit 10.1.

Item 5. Market for Registrant's Common Equity…, page 10

2. Please provide the tabular disclosure required by Item 201(d) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 36

3. Please revise the descriptions of exhibits 10.1 and 10.2 to clearly and specifically identify the location of the documents you are incorporating by reference, as well as the entity that filed those documents. In this regard, we note that Diamond Hill Funds appears to have filed each of the documents as an exhibit to a post-effective amendment to a registration statement.

Signatures

4. Please have your principal accounting officer or controller sign the Form 10-K. Refer to General Instruction D to Form 10-K.

Definitive Proxy Statement on Schedule 14A filed on April 9, 2009

Executive Officers and Compensation Information, page 13

5. We note your disclosure that the company has only two named executive officers. We also note disclosure in the last paragraph of your "Competitor Compensation Data" discussion on page 15 where the disclosure references "top three paid executives." Please tell us how you determined the persons covered in accordance with Item 402(a)(3) of Regulation S-K and related Instructions 1 and 2.

Compensation Discussion and Analysis, page 13

6. Please disclose how you determine the amount of base salary for each named executive officer. See Item 402(a)(v) of Regulation S-K. Please also provide a discussion of the specific factors considered in setting the base salary for each named executive officer in 2008. See Item 402(b) of Regulation S-K.

Determination of Incentive Compensation Amount, page 15

7. Your disclosure about how the amount of incentive compensation gets determined
is overly broad and generic. There is very little analysis of how financial
performance targets were determined, what their level of achievement was, and
whether the compensation committee's assessment of individual performance was
based upon review of pre-established individual goals or whether it was based
upon the committee's subjective determination.

   o Please disclose in greater detail how the incentive pool is determined,
      including disclosure of the target operating profit margin. Please also disclose
      the "bonus opportunities" for each named executive officer.

   o As also disclosed in the second paragraph of your "Compensation and Related
      Costs" discussion on page 16 of your latest annual report, please revise your
      disclosure to greatly enhance your analysis of how the committee determined
      the incentive compensation amounts, including a qualitative and quantitative
      discussion of the financial performance targets, and each named executive's
      individual targets.

   o Please disclose the actual level of achievement for each performance goal and
      how the ultimate level of the award was determined. Please see Item
      402(b)(1)(v) of Regulation S-K. We note footnote (2) disclosure to the
      summary compensation table on page 16. The reference to the partial
      payment of the amounts earned is ambiguous and there is no explanation as to
      what the disclosed amounts represent.

   o Please note that to the extent that the compensation committee's decisions
      regarding a named executive's individual performance were based upon a
      subjective evaluation, in accordance with Item 402(b)(2)(vii) of Regulation S-
      K, please ensure to disclose each named executive's personal objectives by
      also identifying the specific contributions made by each named executive and
      contextualize those achievements for purposes of demonstrating how they
      resulted in specific compensation decisions. Although quantitative targets for
      subjective or qualitative assessments may not be required, you should provide
      insight of how qualitative inputs are translated into objective pay
      determinations.

8. We note your disclosure that a lesser amount of the bonus pool may be mutually
   agreed upon between the CEO and the compensation committee. Please revise
   your disclosure to clearly define the CEO's role in making executive
   compensation decisions. Please see Item 402(b)(2)(xv) of Regulation S-K.

Mr. R. H. Dillon
Diamond Hill Investment Group, Inc.
December 14, 2009
Page 4

Competitor Compensation Data, page 15

9. While you disclose here that you do not benchmark your compensation, it appears that you engage in some form of benchmarking when determining the amount of the bonus pool. Please explain in reasonable detail the survey in which you participate with other investment management firms, and how the results of the survey have affected the compensation committee's decisions. We may have additional comments upon review of your response.

10. Your CD&A provides minimal, if any, analysis as to how the ultimate level of these equity awards was determined. We note footnote (1) disclosure to your summary compensation table on page 16 where you disclose that the awards were made for "satisfaction of performance goals" without identifying what they are. For each named executive, please provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

Grants of Plan Based Awards, page 17

11. In footnote (1) you reference certain participation agreements between you and the two named executives. Please tell us what consideration you have given to filing these agreements as exhibits to your annual report. Please revise your disclosure to describe the material terms of these agreements.

12. Please disclose how the compensation committee has exercised its discretion in the past for the purpose of determining the cash and stock portions of the award amount. Please see Item 402(b)(2)(vi) of Regulation S-K.

13. Please revise your disclosure to provide a brief narrative of the different plans pursuant to which various forms of compensation are awarded. We note that throughout your footnote disclosure here you make reference to different plans, such as the 2006 Performance Based Compensation Plan and the annual incentive plan for 2008.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in his absence Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have questions regarding our comments.

Sincerely,

Pamela Long
Assistant Director